SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-1

                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 8)
                               (Final Amendment)
                                       and
                         Amendment No. 13 to Schedule 13D

                        MCNEIL REAL ESTATE FUND XXV, L.P.
                       (Name of Subject Company [Issuer])

                         HIGH RIVER LIMITED PARTNERSHIP
                                  CARL C. ICAHN
                                    (Bidders)

                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                   582568 87 9
                      (CUSIP Number of Class of Securities)

                            Keith L. Schaitkin, Esq.
                  Gordon Altman Butowsky Weitzen Shalov & Wein
                        114 West 47th Street, 20th Floor
                            New York, New York 10036
                                 (212) 626-0800

           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)
                            Calculation of Filing Fee
-------------------------------------------------------------------------------
Transaction Valuation*: $ 20,021,629   Amount of filing fee: $4,005
-------------------------------------------------------------------------------

     * For purposes of calculating the filing fee only. This amount assumes the purchase of 78,516,193 Units of the Partnership (consisting of all outstanding Units other than Units owned by the Bidder and its affiliate) at $.255 in cash per Unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

     [x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,005
Form or Registration No.: Schedule 14D-1
Filing Party: High River Limited Partnership, Riverdale LLC,
Unicorn Associates Corporation and Carl C. Icahn
Dated Filed: September 20, 1996

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                                 SCHEDULE 14D-1

                              CUSIP No. 582566 10 5

 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               High River Limited Partnership

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [x]
                                                                       (b) [ ]
 3.   SEC USE ONLY

 4.   SOURCES OF FUNDS (See Instructions)
               WC

 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(e) or 2(f)                                                   [ ]

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

 7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               6,722,602 Units

 8.   CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                   [ ]

 9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
               8.0%

10.   TYPE OF REPORTING PERSON (See Instructions)
               PN; GM

                                 SCHEDULE 14D-1

                              CUSIP No. 582566 10 5

 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Riverdale LLC

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [x]
                                                                       (b) [ ]
 3.   SEC USE ONLY

 4.   SOURCES OF FUNDS (See Instructions)
               AF

 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(e) or 2(f)                                                   [ ]

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               New York

 7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               6,722,602 Units

 8.   CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                   [ ]

 9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
               8.0%

10.   TYPE OF REPORTING PERSON (See Instructions)
               O; GM

                                 SCHEDULE 14D-1

                              CUSIP No. 582566 10 5

 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Unicorn Associates Corporation

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) [x]
                                                                      (b) [ ]
 3.   SEC USE ONLY

 4.   SOURCES OF FUNDS (See Instructions)
               AF

 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(e) or 2(f)                                                  [ ]

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               New York

 7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               647,974 Units

 8.   CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                  [ ]

 9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
               0.8%

10.  TYPE OF REPORTING PERSON (See Instructions)
                  CO; GM

                                 SCHEDULE 14D-1

                              CUSIP No. 582566 10 5

 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Carl C. Icahn

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [x]
                                                                       (b) [ ]
 3.   SEC USE ONLY

 4.   SOURCES OF FUNDS (See Instructions)
               AF

 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(e) or 2(f)                                                   [ ]

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America

 7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               7,370,576 Units

 8.   CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                   [ ]

 9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
               8.8%

10.  TYPE OF REPORTING PERSON (See Instructions)
               IN; GM

                         AMENDMENT NO. 8 SCHEDULE 14D-1
                                      AND
                        AMENDMENT NO. 13 TO SCHEDULE 13D

     This Amendment No. 8 (Final Amendment) to Schedule 14D-1 constitutes the Final Amendment to the Tender Offer Statement on Schedule 14D-1 filed by High River Limited Partnership, a Delaware limited partnership ("High River"), Riverdale LLC, a New York limited liability company ("Riverdale"), Unicorn Associates Corporation, a New York corporation ("Unicorn"), and Carl C. Icahn (collectively, the "Reporting Persons") with the U.S. Securities and Exchange Commission (the "Commission") on September 20, 1996 as amended by Amendment Nos. 1 through 7 filed on September 25, 1996, October 9, 1996, October 21, 1996, November 1, 1996, November 13, 1996, November 14, 1996 and November 25, 1996, respectively. This Amendment also constitutes Amendment No. 13 to the Schedule 13D filed by the Reporting Persons on November 13, 1995, as amended by Amendment Nos. 1 through 12 thereto filed on November 15, 1995, January 16, 1996, May 24, 1996, August 5, 1996, September 20, 1996, September 25, 1996, October 9, 1996,
October 21, 1996, November 1, 1996, November 13, 1996, November 14, 1996, and November 25, 1996, respectively. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase dated September 20, 1996, as amended and supplemented from time to time (the "Offer to Purchase") and the related Assignment of Partnership Interest (collectively with the offer to Purchase, the "Offer").

Item 6. Interest in Securities of Subject Company.

     (a)-(b) The 7,370,576 Units which are listed above as being beneficially owned by the Reporting Persons include 6,722,602 Units directly beneficially owned by High River and 647,974 Units directly beneficially owned by Unicorn. Carl C. Icahn is the controlling member of Riverdale, the general partner of High River and indirectly beneficially owns all of the issued and outstanding shares of capital stock of Unicorn. The Units beneficially owned by High River include (1) 1,906,812 Units tendered to High River pursuant to the Offer and transferred to High River effective as of January 1, 1997, (2) 4,730,481 Units acquired by High River prior to the commencement of the Offer, and (3) 85,309 Units tendered to High River pursuant to the Offer and accepted for payment, but not yet transferred because of defective paperwork.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 8, 1997


                         HIGH RIVER LIMITED PARTNERSHIP

                         By:  Riverdale LLC, General Partner

                         and

                         RIVERDALE LLC

                         By: /s/ ROBERT J. MITCHELL
                             -----------------------------------------------
                                 Robert J. Mitchell
                         Title:  Manager, Vice President and
                                 Treasurer

                             /s/ THEODORE ALTMAN
                             -----------------------------------------------
                                 Carl C. Icahn
                         By: Theodore Altman as Attorney-in-fact

                         UNICORN ASSOCIATES CORPORATION

                         By: /s/ EDWARD MATTNER
                             ----------------------------------------------
                                 Edward Mattner
                         Title: President


     [Signature Page for Amendment No. 8 to McNeil Real Estate Fund XV, Ltd.
Schedule 14D-1 and Amendment No. 13 to Schedule 13D; Amendment No. 8 to McNeil Real Estate Fund XX, L.P. Schedule 14D-1 and Amendment No. 13 to Schedule 13D; Amendment No. 8 to McNeil Real Estate Fund XXIV, L.P. Schedule 14D-1 and Amendment No. 13 to Schedule 13D; and Amendment No. 8 to McNeil Real Estate Fund XXV, L.P. Schedule 14D-1 and Amendment No. 13 to Schedule 13D]